SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    _________

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)(1)

                         MOUNTAIN PROVINCE MINING, INC.
------------------------------------------------------------------------------

                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                    62426E105
     -------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 8, 1996
     -----------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP Nos. 62426E105                                        Page 2 of 19 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Capital Management, LLC
             04-3300754
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,668,000

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,668,000

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,668,000

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      12.33%
    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP Nos. 62426E105                                        Page 3 of 19 Pages
--------------------                                        ------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Overseas Corp.
             98-0151108
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      CAYMAN ISLANDS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,095,050

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,095,050

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,095,050

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.68%
    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP Nos. 62426E105                                       Page 4 of 19 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Galileo Fund, L.P.
             04-3258283
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   26,250

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    26,250

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      26,250

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.12%
    14       TYPE OF REPORTING PERSON *

                       PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP Nos. 62426E105                                        Page 5 of 19 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Galileo, LLC
             04-3304422
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,121,300

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,121,300

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,121,300

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.80%
    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP Nos. 62462E105                                        Page 6 of 19 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Galileo Management, LLC
             04-3304416
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   2,121,300

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    2,121,300

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,121,300

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.80%
    14       TYPE OF REPORTING PERSON *

                       00



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP Nos. 62462E105                                       Page 7 of 19 Pages
--------------------                                       ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Copernicus Fund, L.P.
             04-3193825
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   531,700

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    531,700

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      531,700

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.46%
    14       TYPE OF REPORTING PERSON *

                       PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP Nos. 62462E105                                        Page 8 of 19 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Copernicus, LLC
             04-3304417
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   531,700

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    531,700

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      531,700

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.46%
    14       TYPE OF REPORTING PERSON *

                       00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP Nos. 62462E105                                        Page 9 of 19 Pages
--------------------                                        ------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DDJ Copernicus Management, LLC
             04-3304419
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      COMMONWEALTH OF MASSACHUSETTS

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   531,700

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    531,700

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      531,700

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.46%
    14       TYPE OF REPORTING PERSON *

                       00


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP Nos. 62462E105                                       Page 10 of 19 Pages
--------------------                                       -------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kepler Overseas Corp.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                          SEE ITEM #5                  (b) |_|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                      WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)
                                                                           |_|
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Cayman Islands

       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   15,000

     BENEFICIALLY          8     SHARED VOTING POWER

       OWNED BY            9     SOLE DISPOSITIVE POWER

         EACH                    15,000

       REPORTING          10     SHARED DISPOSITIVE POWER

      PERSON WITH

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            15,000

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               |_|


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.07%
    14       TYPE OF REPORTING PERSON *

                       CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 11 of 19 Pages
-------------------                                        -------------------


Item 1.  Security and Issuer.

          This statement relates to shares of the Common Stock, no par value per share (the "Shares") of Mountain Province Mining, Inc. (the "Company"). The principal executive offices of the Company are located at 789 West Pender Street, Suite 1205, Vancouver, British Columbia, Canada VGC 1H2.

Item 2.  Identity and Background.

          This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, DDJ Galileo Management, LLC, a Massachusetts limited liability company, The Galileo Fund, L.P., a Delaware limited partnership, Kepler Overseas Corp., a Cayman Islands corporation, The Copernicus Fund, L.P., a Massachusetts limited partnership, DDJ Copernicus, LLC, a Massachusetts limited liability company, and DDJ Copernicus Management, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates." DDJ Copernicus, LLC is the general partner of, and DDJ Copernicus Management, LLC is the investment manager for, The Copernicus Fund, L.P.; DDJ Galileo, LLC owns all of the voting securities of and DDJ Galileo Management, LLC is the investment manager for DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of, and DDJ Galileo Management, LLC is the investment manager for, The Galileo Fund, L.P. DDJ provides administrative services to the DDJ Affiliates and is the investment manager for Kepler Overseas Corp.

          The Shares described herein are owned by either The Copernicus Fund, L.P., The Galileo Fund, L.P., Kepler Overseas Corp., or DDJ Overseas Corp. (jointly, the "Funds"). The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. and Kepler Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp., and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbor Center, 2nd Floor, George Town, Post Office Box 896, Grand Cayman Islands.

          The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

          Within the past five years, none of the persons named in this Item 2 or listed on Schedule-A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 12 of 19 Pages
-------------------                                        -------------------


          The Shares to which this statement relates are owned directly by one or both of the Funds.

Item 3.  Source and Amount of Funds or Other Consideration.

          The Funds which own or owned Shares purchased in the aggregate 2,668,000 shares for cash in the amount of approximately $12,652,519.03 including brokerage commissions. All of the 531,700 Shares of common stock now owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; and all of the 2,095,050 Shares now owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 26,250 Shares now owned by The Galileo Fund, L.P., were purchased for cash, and all of the 15,000 Shares now owned by Kepler Overseas Corporation were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

Item 4.  Purpose of Transaction.

          The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds. The DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

          The DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

          None of the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present board of directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

Item 5.  Interest in Securities of Issuer.

          (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ Galileo Management LLC beneficially own as majority shareholder and investment manager, respectively, of DDJ

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 13 of 19 Pages
-------------------                                        -------------------


         Overseas Corp., 2,095,050 Shares, including 300,000 Special Warrants*, or approximately 9.68% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ Copernicus Management, LLC beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 531,700 Shares, or approximately 2.46% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ Galileo Management, LLC beneficially own as the general partner and investment manager, respectively, of The Galileo Fund, L.P., 26,250 Shares or approximately 0.12% of the Company. Kepler Overseas Corp. owns, and DDJ Capital Management, LLC, as investment manager for Kepler Overseas Corp. beneficially owns, 15,000 Shares or approximately 0.07% of the Company. DDJ, as administrator to the other DDJ Affiliates and investment manager to Kepler Overseas Corp. may be deemed to beneficially own 2,668,000 Shares, or approximately 12.33% of the outstanding Shares of the Company. DDJ disclaims any such beneficial ownership beyond the 15,000 Shares owned by Kepler Overseas Corp. Daniel G. Harmetz, a Member of DDJ, DDJ Galileo, LLC, DDJ Galileo Management, LLC, DDJ Copernicus, LLC, DDJ Copernicus Management, LLC beneficially owns 75,000 Shares representing 0.35% of the outstanding shares of the Company. He has sole power to vote and to dispose of such Shares. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, with the exception of Mr. Harmetz, none of the persons named in Schedule A, beneficially own any other Shares.

          (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

          (c) During the period from February 14, 1996, to the date hereof, the Funds have purchased 2,668,000 Shares. Except as set forth on the attached Schedule-B, none of the DDJ Affiliates, and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None of the DDJ Affiliates and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.


----------------
*Each Special Warrant is exercisable into one unit consisting of one Share of Common Stock and one-half of one common Share purchase warrant (a "Unit") on or before the earlier of October 10, 1997 or five business days after the date on which the last of the receipts for the Company's final prospectus qualifying distribution of the Units is issued by the appropriate securities regulatory authorities. Any Special Warrant not exercised prior to such earlier date will be deemed to be exercised in full. The Company is responsible for qualifying distribution of the Units with appropriate securities regulatory authorities, and if such qualification is not completed by February 7, 1997, each Special Warrant will be exercisable into 1.1 Shares of Common Stock and .55 common Share purchase warrants.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 14 of 19 Pages
-------------------                                       -------------------


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


BY:   /s/ Judy K. Mencher
      ______________________________
      Judy K. Mencher
      Member



Date: December 9, 1996
      ______________________________

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 15 of 19 Pages
-------------------                                       -------------------


                                   SCHEDULE A

          The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address except that the principal address of DDJ Overseas Corp. and Kepler Overseas Corp. is set forth in Item 2. All of the persons listed below are U.S. citizens.


         NAME                 PRINCIPAL OCCUPATION OR EMPLOYMENT

   Daniel G. Harmetz          Principal of DDJ Capital Management, LLC, DDJ
                              Galileo, LLC, DDJ Galileo Management, LLC, DDJ
                              Copernicus, LLC and DDJ Copernicus Management,
                              LLC.

   David J. Breazzano         Principal of DDJ Capital Management, LLC, DDJ
                              Galileo, LLC, DDJ Galileo Management, LLC, DDJ
                              Copernicus, LLC and DDJ Copernicus Management,
                              LLC.

   Judy K. Mencher            Principal of DDJ Capital Management, LLC, DDJ
                              Galileo, LLC, DDJ Galileo Management, LLC, DDJ
                              Copernicus, LLC, DDJ Copernicus Management,
                              LLC, Director of Kepler Overseas Corp. and Vice
                              President of DDJ Overseas Corp.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 16 of 19 Pages
-------------------                                       -------------------

                                   SCHEDULE B

Mountain Province Mining, Inc.

          Set forth below is an itemization of all purchases and sales of Shares since February 14, 1996. The transactions were made for cash in open market transactions.


                TYPE - PURCHASE                                     AGGREGATE
    DATE            OR SALE               SHARES                      PRICE
------------------------------------------------------------------------------


02/14/96           Purchase                20,100                   115,354.94
02/14/96           Purchase                29,900                   171,572.78
02/15/96           Purchase                20,100                   113,854.90
02/15/96           Purchase                29,900                   169,341.64
02/16/96           Purchase                11,100                    62,184.42
02/16/96           Purchase                16,700                    93,563.59
02/20/96           Purchase                16,900                    92,125.91
02/20/96           Purchase                25,300                   137,806.06
02/21/96           Purchase                13,300                    71,746.43
02/21/96           Purchase                19,200                   103,491.65
02/22/96           Purchase                 7,500                    40,256.39
02/22/96           Purchase                11,200                    60,133.68
02/23/96           Purchase                 9,700                    52,025.60
02/23/96           Purchase                14,600                    78,335.37
02/26/96           Purchase                 1,300                     7,022.55
02/26/96           Purchase                18,700                   101,024.38
02/27/96           Purchase                15,000                    79,095.00
02/29/96           Purchase                12,500                    71,147.63
03/04/96           Purchase                31,000                   178,839.00
03/04/96           Purchase                61,000                   351,909.00
03/07/96           Purchase                25,000                   145,125.00
03/07/96           Purchase                50,000                   290,250.00
03/20/96           Purchase                 8,300                    52,422.80
03/20/96           Purchase                16,700                   105,477.20
03/27/96           Purchase                23,300                   141,339.50
03/27/96           Purchase                46,700                   283,235.50
03/28/96           Purchase                 7,500                    45,595.00
03/28/96           Purchase                15,000                    91,140.00
03/29/96           Purchase                63,000                   415,762.00
03/29/96           Purchase               125,700                   829,494.30
04/01/96           Purchase                16,700                   108,408.00

                                  SCHEDULE 13D

CUSIP No. 62462E105                                       Page 17 of 19 Pages
-------------------                                       -------------------




                TYPE - PURCHASE                                     AGGREGATE
    DATE            OR SALE               SHARES                      PRICE
------------------------------------------------------------------------------


04/01/96           Purchase                33,300                   216,117.00
04/03/96           Purchase                33,300                   222,136.00
04/03/96           Purchase                66,700                   444,889.00
04/04/96           Purchase                 8,300                    55,585.20
04/04/96           Purchase                16,700                   111,789.80
04/08/96           Purchase                50,000                   343,625.00
04/08/96           Purchase               100,000                   687,200.00
04/09/96           Purchase                16,600                   119,063.60
04/09/96           Purchase                33,400                   239,511.40
04/12/96           Purchase                10,000                    63.290.00
04/12/96           Purchase                20,000                   126,530.00
04/16/96           Purchase                10,000                    63,315.00
04/16/96           Purchase                20,000                   126,580.00
04/19/96           Purchase                 4,300                    25,533.40
04/19/96           Purchase                 8,700                    51,660.60
05/06/96           Purchase                 5,700                    32,438.70
05/06/96           Purchase                11,300                    64,308.30
05/07/96           Purchase                 3,300                    18,942.00
05/07/96           Purchase                 6,700                    38,458.00
05/09/96           Purchase                 2,400                    13,147.20
05/09/96           Purchase                 4,800                    26,294.40
05/16/96           Purchase                16,700                    94,972.90
05/16/96           Purchase                33,300                   189,377.10
05/17/96           Purchase                44,200                   258,879.40
05/21/96           Purchase                 8,250                    48,675.00
05/21/96           Purchase                16,750                    98,825.00
06/13/96           Purchase                25,000                   110,250.00
06/13/96           Purchase                50,000                   220,500.00
06/18/96           Purchase                12,000                    46,524.00
06/18/96           Purchase                31,300                   122,696.00
06/19/96           Purchase                 3,600                    14,180.40
06/20/96           Purchase                 2,500                     9,492.50
06/24/96           Purchase                10,000                    42,670.00
06/25/96           Purchase                25,000                   104,375.00
07/03/96           Purchase               150,000                   559,585.50
07/09/96           Purchase                41,000                   142,885.00
07/10/96           Purchase                50,000                   180,154.07
07/15/96           Purchase                10,000                    33,200.00
07/15/96           Purchase                30,000                    99,600.00
07/16/96           Purchase                 1,000                     3,037.00

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 18 of 19 Pages
-------------------                                        -------------------




                 TYPE - PURCHASE                                     AGGREGATE
    DATE             OR SALE               SHARES                      PRICE
------------------------------------------------------------------------------


07/16/96           Purchase                 8,900                    27,029.30
07/22/96           Purchase                10,000                    33,520.00
08/09/96           Purchase                11,500                    36,834.50
08/26/96           Purchase                25,000                    86,000.00
08/27/96           Purchase                 5,000                    17,136.00
08/27/96           Purchase                15,000                    51,408.00
08/30/96           Purchase                 2,000                     7,560.00
09/05/96           Purchase                25,000                    92,800.00
10/07/96           Purchase                 5,000                    17,045.00
10/07/96           Purchase                15,000                    51,135.00
10/10/96           Purchase               450,000**               1,086,073.14
10/16/96           Purchase                15,000                    50,745.00
10/18/96           Purchase                 3,750                    12,843.75
10/18/96           Purchase                11,250                    38,531.25
10/21/96           Purchase                 2,000                     6,964.00
10/21/96           Purchase                 6,000                    20,892.00
10/22/96           Purchase                 2,500                     8,991.25
10/22/96           Purchase                 7,500                    26,973.75
10/25/96           Purchase                 3,000                    10,233.00
10/25/96           Purchase                 9,000                    30,699.00
10/28/96           Purchase                 2,900                     9,541.00
10/31/96           Purchase                 1,250                     4,100.00
10/31/96           Purchase                 3,750                    12,300.00
11/07/96           Purchase                 7,200                    25,387.20
11/08/96           Purchase                12,500                    47,875.00
11/08/96           Purchase                37,500                   143,625.00
11/11/96           Purchase                 1,300                     4,763.20
11/11/96           Purchase                 4,000                    14,656.00
11/13/96           Purchase                50,000                   182,500.00
11/14/96           Purchase                25,000                    90,200.00
11/18/96           Purchase                 5,000                    17,095.00
11/18/96           Purchase                15,000                    51,285.00
11/25/96           Purchase                 2,000                     6,386.00
11/25/96           Purchase                 6,000                    19,158.00
11/29/96           Purchase                 3,750                    13,237.50
11/29/96           Purchase                 5,000                    17,190.00
11/29/96           Purchase                11,250                    39,712.50


--------
     ** Represents the purchase of 300,000 Special Warrants each of which is exercisable into one unit consisting of one Share of Common Stock and one-half of one common Share purchase warrant (a "Unit") on or before the earlier of October 10, 1997 or five business days after the date on which the last of the receipts for the Company's final prospectus qualifying distribution of the Units is issued by the appropriate securities regulatory authorities. Any Special Warrant not exercised prior to such earlier date will be deemed to be exercised in full. The Company is responsible for qualifying distribution of the Units with appropriate securities regulatory authorities, and if such qualification is not completed by February 7, 1997, each Special Warrant will be exercisable into 1.1 Shares of Common Stock and .55 common Share purchase warrants.

                                  SCHEDULE 13D

CUSIP No. 62462E105                                        Page 19 of 19 Pages
-------------------                                        -------------------




                 TYPE - PURCHASE                                     AGGREGATE
    DATE             OR SALE               SHARES                      PRICE
------------------------------------------------------------------------------

11/29/96           Purchase                15,000                    51,570.00
12/02/96           Purchase                18,200                    59,150.00




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